Exhibit 21

List of Subsidiaries of Rockwell Collins, Inc.

State/Country of
Name	Incorporation

ARINC Incorporated	Delaware

Radio Holdings, Inc.	Delaware

Rockwell Collins EUMEA Holdings SAS	France

Rockwell Collins European Holdings S.à r.l.	Luxembourg

Rockwell Collins International Financing S.à r.l.	Luxembourg

Rockwell Collins International Holdings S.à r.l.	Luxembourg

Rockwell Collins International, Inc.	Texas

In accordance with Item 601(b)(21) of Regulation S-K, the company has omitted from this Exhibit the names of its subsidiaries which, considered in the aggregate or as a single subsidiary, do not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X.